

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2022

Louis Ferraro
Chief Financial Officer
Synchronoss Technologies, Inc.
200 Crossing Boulevard, 3rd Floor
Bridgewater, New Jersey 08807

> **Re: Syncrhronoss Technologies, Inc.**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed March 15, 2022**
> **Form 8-K filed November 8, 2022**
> **File No. 001-40574**

Dear Louis Ferraro:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed November 8, 2022

Synchronoss Technologies Reports Third Quarter 2022 Results, page 1

1. We note your presentation of the non-GAAP measures Adjusted Free Cash Flow, in the secondary headline, and Adjusted Gross Margin, on page 9. In future filings, please present with equal or greater prominence, the most directly comparable financial measures calculated and presented in accordance with GAAP. Refer to 10(e)(1)(i) of Regulation S-K.

2022 Financial Outlook, page 3

2. We note that you have excluded a quantitative reconciliation of your forward-looking Adjusted EBITDA to its most comparable forward-looking GAAP measure. Please include a statement, if true, that you have relied on the exception in Item 10(e)(1)(i)(B) of Regulation S-K and identify the information that is unavailable and its probable

significance in a location of equal or greater prominence.  Additionally refer to Q&A 102.10(b) of the C&DI on Non-GAAP Measures.

<u>Reconciliation of GAAP to Non-GAAP Financial Measures, page 10</u>

3.     We note that you do not present Gross Profit in your Consolidated Statements of Operations but report it as the most comparable measure to the non-GAAP measure, Adjusted Gross Profit.  Please revise your calculation of the Gross Profit GAAP measure to include an allocation for depreciation and amortization.

4.     We note in the reconciliation of Adjusted Free Cash Flow, adjustments for cash-settled expenses such as Litigation and Remediation costs (net) and Restructuring costs. Please disclose under Non-GAAP Financial Measures on page 4 why this is useful information to investors.  Additionally, to the extent material, state the additional purposes, if any, for which management uses this liquidity measure.  Refer to Rule 100(b) of Regulation G.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology